Tian’an Technology Group Ltd.

10th Floor, Building 5

No. 525 Yuanjiang Road, Minhang District

Shanghai, China

May 13, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Tian’an Technology Group Ltd.
Registration Statement on Form F-1
File No. 333-295694

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 11, 2026, in which the undersigned registrant, Tian’an Technology Group Ltd., (the “Company”), requested acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) to 5:30 p.m. Eastern Time on May 13, 2026, or as soon thereafter as practicable (the “Effective Time”), in accordance with Rule 461 under the Securities Act of 1933, as amended.

The Company is no longer requesting that the Registration Statement be declared effective at the Effective Time and we hereby formally withdraw our request for acceleration of the effective date until further notice from the Company.

Very truly yours,

Tian’an Technology Group Ltd

By:	/s/ Heng Fei Yang
Heng Fei Yang
Chief Executive Officer